UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101 Information to Be Included In Statements Filed Pursuant To
Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

The Providence Service Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

743815102
(CUSIP Number)

Eric S. Gray 13401 Railway Drive Oklahoma City, Oklahoma 73114 (405) 752-8802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102

1.	Names of Reporting Persons: 73114 Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): OO

Schedule 13D	Page 2 of 9 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Avalon Correctional Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): CO

Schedule 13D	Page 3 of 9 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Donald E. and Tiffany Smith, Joint Tenants
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,200
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	7,200
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,300,095
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.9%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 4 of 9 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Michael Bradley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 5 of 9 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Eric S. Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 6 of 9 Pages

This Amendment No. 6 (this “Sixth Amendment”) to Schedule 13D is filed on behalf of the Filing Parties named in the Prior 13D with the Securities and Exchange Commission (the “Commission”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of The Providence Service Corporation, a Delaware corporation (the “Issuer”).  This Sixth Amendment amends the initial statement on Schedule 13D filed by the Filing Parties on November 7, 2008 (the “Original 13D”), Amendment No. 1 thereto filed on January 22, 2009 (“Amendment No. 1”), Amendment No. 2 thereto filed on February 13, 2009 (“Amendment No. 2”), Amendment No. 3 thereto filed on February 23, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 2, 2009 (“Amendment No. 4”) and Amendment No. 5 thereto filed on May 1, 2009 (“Amendment No. 5” and with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Prior 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.  Except as indicated herein, the information set forth in the Prior 13D remains unchanged.
The purpose of this Sixth Amendment is to disclose developments that occurred between March 2, 2009, and the date of this Sixth Amendment that have not been previously disclosed.  While the Filing Parties do not believe that any of such developments are material, the Filing Parties are disclosing these developments to assure that the Schedule 13D is complete.

Item 4.                  Purpose of Transaction
Item 4 is hereby amended to add the following before the third from the last paragraph of the Item (the paragraph being “On May 1, 2009”.

On April 10, 11, and 12, 2009, Fletcher McCusker, Chairman of the Board and Chief Executive Officer of the Issuer, and Donald E. Smith had a number of telephone conversations.  During those conversations, which focused on whether there was a path to avoid a contested proxy solicitation, the two discussed a termination of the Filing Parties’ proxy solicitation if the Issuer would appoint a certain stockholder representative to the Issuer’s Board of Directors.  Except for his share ownership in the Issuer, the named representative was not affiliated with the Filing Parties or the Issuer.

On April 14, 2009, counsel for the Issuer sent counsel for the Filing Parties a draft form of settlement agreement relating to the Filing Parties’ proxy solicitation.

On April 15, 2009, counsel for the Filing Parties e-mailed counsel for the Issuer advising that the Filing Parties had rejected the settlement offer and form of proposed settlement agreement because the agreement provided only for a representative to be designated by the Issuer’s Board of Directors and not the representative named in earlier discussions.  Following the rejection, the Filing Parties and the Issuer’s management learned independently that the named representative was unwilling to serve on the Issuer’s Board of Directors.

On April 16, 2009, the Issuer issued a press release to announce that its settlement offer and form of proposed settlement agreement had been rejected by the Filing Parties.

On April 20, 2009, Donald E. Smith sent a letter to each of the Issuer’s independent directors requesting a meeting to discuss the Filing Parties’ concerns about the Issuer.

Schedule 13D	Page 7 of 9 Pages

On April 25, 2009, Warren Rustand, the Issuer’s lead director, replied to Mr. Smith indicating that members of the Issuer’s executive management team and he were willing to meet with Mr. Smith during the week of April 27, 2009.

On April 28, 2009, Mr. Smith, Michael Bradley, Eric Gray and outside legal counsel for the Filing Parties met with Fred D. Furman, Fletcher McCusker, Kristi Meints, Warren Rustand and outside legal counsel for the Issuer to discuss a possible settlement relating to the Filing Parties’ proxy solicitation.  The meeting occurred in the Issuer’s offices in Tuscon, Arizona, and lasted approximately two hours.  The parties were unable to reach an agreement.

On April 29, 2009, Mr. Smith wrote to Messr. Rustand responding to Messr. Rustand’s April 25, 2009, letter to Mr. Smith.
Item 5.                  Interest in Securities of the Issuer

Paragraph (c) of Item 5 is hereby amended and restated in the following respects:

(c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock.

Schedule 13D	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 19, 2009	/s/ Donald E. Smith
Donald E. Smith, for himself and as attorney-in-fact
for Tiffany Smith, Eric S. Gray and Michael Bradley

73114 Investments, L.L.C.

By: /s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Avalon Correctional Services, Inc.

By: /s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Schedule 13D	Page 9 of 9 Pages